# SEC Schedule 13D/A (Amendment No. 18) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nano Dimension Ltd., CIK 0001643303
CUSIP: 63008G203
Title of class of securities: Ordinary Shares par value NIS 5.00 per share
Address of issuer's principal executive offices: 60 TOWER ROAD,, WALTHAM, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 07/17/2026
Amends the filing with accession number 0000921895-23-000160
Filed by CIK 0001838556
Persons authorized to receive notices and communications: MURCHINSON LTD., 145 Adelaide Street West, Fourth Floor, Toronto, Ontario Canada (A6), M5H 4E5, 416-845-0666; ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300; MEAGAN REDA, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Murchinson Ltd. (CIK 0001838556): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 8,568,138; shared voting power 8,568,138; sole dispositive power 8,568,138; shared dispositive power 8,568,138; aggregate amount beneficially owned 17,136,276 (8.1% of the class)
  Comment: Note to rows (7)(8)(9)(10)(11): Represents American Depositary Shares ("Shares") (each Share represents one Ordinary Share).
- NOMIS BAY LTD. (CIK 0001679448): type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); source of funds: working capital (WC); sole voting power 0; shared voting power 5,148,731; sole dispositive power 0; shared dispositive power 5,148,731; aggregate amount beneficially owned 5,148,731 (2.4% of the class)
  Comment: Note to rows (8)(10)(11): Represents American Depositary Shares ("Shares") (each Share represents one Ordinary Share).
- BPY Ltd. (CIK 0001727539): type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); source of funds: working capital (WC); sole voting power 0; shared voting power 3,419,407; sole dispositive power 0; shared dispositive power 3,419,407; aggregate amount beneficially owned 3,419,407 (1.6% of the class)
  Comment: Note to rows (8)(10)(11): Represents American Depositary Shares ("Shares") (each Share represents one Ordinary Share).
- EOM Management Ltd. (CIK 0001641055): type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); source of funds: other (OO); sole voting power 0; shared voting power 8,568,138; sole dispositive power 0; shared dispositive power 8,568,138; aggregate amount beneficially owned 8,568,138 (4.1% of the class)
  Comment: Note to rows (8)(10)(11): Represents American Depositary Shares ("Shares") (each Share represents one Ordinary Share).
- James Keyes: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 8,568,138; sole dispositive power 0; shared dispositive power 8,568,138; aggregate amount beneficially owned 8,568,138 (4.1% of the class)
  Comment: Note to rows (8)(10)(11): Represents American Depositary Shares ("Shares") (each Share represents one Ordinary Share).
- Jason Jagessar: type of reporting person: individual (IN); citizenship or place of organization: Trinidad And Tobago (W5); source of funds: other (OO); sole voting power 0; shared voting power 8,568,138; sole dispositive power 0; shared dispositive power 8,568,138; aggregate amount beneficially owned 8,568,138 (4.1% of the class)
  Comment: Note to rows (8)(10)(11): Represents American Depositary Shares ("Shares") (each Share represents one Ordinary Share).
- Chaja Carlebach: type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); source of funds: other (OO); sole voting power 0; shared voting power 8,568,138; sole dispositive power 0; shared dispositive power 8,568,138; aggregate amount beneficially owned 8,568,138 (4.1% of the class)
  Comment: Note to rows (8)(10)(11): Represents American Depositary Shares ("Shares") (each Share represents one Ordinary Share).
- Clarendon Hugh Masters: type of reporting person: individual (IN); citizenship or place of organization: Bermuda (D0); source of funds: other (OO); sole voting power 0; shared voting power 8,568,138; sole dispositive power 0; shared dispositive power 8,568,138; aggregate amount beneficially owned 8,568,138 (4.1% of the class)
  Comment: Note to rows (8)(10)(11): Represents American Depositary Shares ("Shares") (each Share represents one Ordinary Share).
- Marc J. Bistricer: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 8,568,138; shared voting power 8,568,138; sole dispositive power 8,568,138; shared dispositive power 8,568,138; aggregate amount beneficially owned 17,136,276 (8.1% of the class)
  Comment: Note to rows (7)(8)(9)(10)(11): Represents American Depositary Shares ("Shares") (each Share represents one Ordinary Share).

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares par value NIS 5.00 per share
Name of issuer: Nano Dimension Ltd.
Address of issuer's principal executive offices: 60 TOWER ROAD,, WALTHAM, Massachusetts (MA), 02451
Comment: The following constitutes Amendment No. 18 to the Schedule 13D filed by the undersigned ("Amendment No. 18"). This Amendment No. 18 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Nomis Bay were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 5,148,731 Shares beneficially owned by Nomis Bay is approximately $14,705,420, including brokerage commissions. In addition, in connection with the prior ADS conversions, Nomis Bay paid $270,000 in fees to the Bank of New York Mellon, as depositary.

The Shares purchased by BPY were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 3,419,407 Shares beneficially owned by BPY is approximately $9,785,746, including brokerage commissions. In addition, in connection with the prior ADS conversions, BPY paid $30,000 in fees to the Bank of New York Mellon, as depositary.

The Shares held in the Managed Positions were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 8,568,138 Shares held in the Managed Positions is approximately $24,491,023, including brokerage commissions. In addition, in connection with the prior ADS conversions, the Managed Positions paid $562,500 in fees to the Bank of New York Mellon, as depositary.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On July 17, 2026, the Reporting Persons entered into a settlement agreement (the "Settlement agreement") with the Issuer, pursuant to which (i) each of Robert Pons, David Stehlin, Dr. Joshua Rosensweig, and Andrew Sriubas (the "Departing Directors") resigned from the Issuer's board of directors (the "Board") and all positions with the Issuer, (ii) the Issuer appointed each of Pinchos (Paul) Fruchthandler, Moshe Rozenbaum and Eliezer Eli Tarlow to serve as a member of the Board as a Class I, Class II and Class III director, respectively, with an initial term expiring at the Issuer's 2026 annual general meeting of shareholders to fill the vacancies resulting from the resignations of the Departing Directors, and (iii) the Reporting Persons irrevocably withdrew their demand that the Issuer call an extraordinary general meeting of shareholders (the "EGM") to vote on various proposals submitted by such Reporting Persons, enabling the Issuer to cancel the EGM scheduled to be held on July 31, 2026.

In addition, pursuant to the Settlement Agreement, the Reporting Persons, the Issuer and the Departing Directors agreed to certain litigation-related provisions, including a release of certain claims and a covenant not to initiate or pursue certain legal proceedings, as well as certain non-disparagement provisions.

The foregoing description of the Settlement Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Settlement Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

On July 20, 2026, the Issuer and the Reporting Persons issued a joint press release announcing the Settlement Agreement. A copy of the press release is attached as Exhibit 99.2 hereto and is incorporated by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The percentages used in this Schedule 13D are based upon 210,506,899 Shares outstanding, as of June 23, 2026, as reported in the Issuer's Schedule 14A filed on Form DEFC14A with the Securities and Exchange Commission on June 25, 2026.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentage of the Shares beneficially owned by each of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The transactions in the Shares by certain of the Reporting Persons since the filing of Amendment No. 17 to the Schedule 13D are set forth in Exhibit 1 and are incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On July 17, 2026, Murchinson and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

1 - Transactions in the Securities.

99.1 - Settlement Agreement by and among Murchinson Ltd., Nomis Bay Ltd., BPY Limited, EOM Management Ltd., James Keyes, Jason Jagessar, Chaja Carlebach, Clarendon Hugh Masters, Marc J. Bistricer, and Nano Dimension Ltd., David Stehlin, Andrew Sriubas, Joshua Rosensweig, Phillip Borenstein and Robert Pons, dated July 17, 2026.

99.2 - Press Release, dated July 20, 2026.

## Signatures
- Murchinson Ltd.: /s/ Marc J. Bistricer, Marc J. Bistricer, Chief Executive Officer (07/20/2026)
- NOMIS BAY LTD.: /s/ James Keyes, James Keyes, Director (07/20/2026)
- BPY Ltd.: /s/ James Keyes, James Keyes, Director (07/20/2026)
- EOM Management Ltd.: /s/ Chaja Carlebach, Chaja Carlebach, Director (07/20/2026)
- James Keyes: /s/ James Keyes, James Keyes (07/20/2026)
- Jason Jagessar: /s/ Jason Jagessar, Jason Jagessar (07/20/2026)
- Chaja Carlebach: /s/ Chaja Carlebach, Chaja Carlebach (07/20/2026)
- Clarendon Hugh Masters: /s/ Clarendon Hugh Masters, Clarendon Hugh Masters (07/20/2026)
- Marc J. Bistricer: /s/ Marc J. Bistricer, Marc J. Bistricer (07/20/2026)